SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 6 June, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




June 6, 2007



                     CEO OF ANGLO AMERICAN TO JOIN BP BOARD

The board of BP announced today that it has appointed Mrs Cynthia Carroll as a non-executive director of BP p.l.c. with immediate effect.

Mrs Carroll, 50, is the chief executive of Anglo American plc, the mining and natural resources group. She previously worked for Alcan Inc., latterly as the president and chief executive of Alcan's Primary Metal group. She is also a non-executive director of the Sara Lee Corporation.

Note to editors:

A biography and photograph of Mrs Carroll is available on request from the BP press office.

Further information:

BP press office, London: +44 (0)20 7496 4076



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 6 June, 2007                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary